May 2, 2025

Joseph J. Wolk
Chief Financial Officer
JOHNSON & JOHNSON
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

       Re: JOHNSON & JOHNSON
           Form 10-K for Fiscal Year Ended December 29, 2024
           File No. 001-03215
Dear Joseph J. Wolk:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences